Exhibit 99.2

ASX ANNOUNCEMENT

November 20th, 2008

Appointment of new Directors

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) is pleased to advise that Mr. Huw Jones and Mr. Sidney Hack were yesterday appointed as additional Directors of the Company.

Mr. Jones, 45, is currently Executive Director and Chief Executive Officer of Aeris Environmental Ltd., an ASX-listed environmental services corporation focused on the environmental removal of biological contamination in food cold storage, air-conditioning and commercial water systems.  Prior to joining Aeris, he was Managing Director of Datex-Ohmeda Australasia (now part of the medical device manufacturer GE Healthcare) where he successfully implemented a major turnaround strategy after five years of losses to create a profitable and high growth company.

Mr. Jones is non-executive director and majority shareholder of Nascor Pty. Ltd., a developer of specialist medical devices targeting the global neonatal and maternity markets, which has been successful in creating shareholder value by inventing and patenting innovative products and selling the rights to these products to large global healthcare corporations.  He also chairs the Advisory Board of Jands Pty. Ltd., a Sydney-based leading player in the international audio, lighting and staging market.  Mr. Jones holds a degree in Civil Engineering and an MBA from the London Business School and has been appointed as a Member of the Company’s Audit Committee.

Mr. Hack, 70, is a Certified Practising Accountant and Registered Company Auditor.  He recently retired after 30 years as a senior partner of Hack Anderson & Thomas, Chartered Accountants.  He has extensive experience in large company audits, financial planning and taxation and has been appointed as Chairman of the Company’s Audit Committee and as a member of its Corporate Governance Committee.

The new Board therefore now comprises Mr. Fred Bart, Dr. Mervyn Jacobson, Mr. Huw Jones and Mr. Sidney Hack.  Mr. Bart will act as Chairman of the Company.  One of the first decisions of the new Board following yesterday’s Annual General Meeting was to initiate a review of the Company’s key policies and strategies, including access to its BRCA testing rights.

FOR INFORMATION REGARDING THIS ANNOUNCEMENT PLEASE CONTACT

Mr. Thomas G. Howitt

Company Secretary

Genetic Technologies Limited (ABN 17 009 212 328)

Phone: +61 3 8412 7000